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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 14 2011

Washington, DC

SEC FILE NUMBER

8-52985



11021291

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2010_____ AND ENDING___December 31, 2010_____

        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reva Capital Markets LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_____Helmsley Bldg., 230 Park Avenue, Floor 10_____
(No. and Street)

_____New York_____   _____New York_____   _____10169-1099_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Vageesh Naik_____212-464-7363_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Halpern & Associates, LLC_____
(Name – if individual, state last, first, middle name)

_____218 Danbury Road_____ _____Wilton_____ _____CT_____ _____06897_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒   Certified Public Accountant

  ☐   Public Accountant

  ☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Vageesh Naik_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Reva Capital Markets LLC_____ , as
of _____December 31___, 2010_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVA CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010





Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the Managing Member of
  Reva Capital Markets, LLC

We have audited the accompanying statement of financial condition of Reva Capital Markets, LLC, (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Reva Capital Markets, LLC, as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, CT
March 8, 2011

REVA CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$	161,398
Due from clearing broker		80,000
Other assets		8,469
TOTAL ASSETS	$	249,867

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	9,855
MEMBER'S EQUITY		240,012
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	249,867

The accompanying notes are an integral part of this statement.

Note 1 - Organization and nature of business:

Reva Capital Markets, LLC (the "Company") is a New York limited liability company whose sole member is Reva Capital Holdings, LLC (the "Parent"), a Delaware limited liability company. The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered in thirteen states.

The Company's operations consist primarily of engaging in transactions involving private placements of securities exempt from registration and facilitating, on a riskless principal basis, transactions in asset-backed securities, mortgage-backed securities, collateralized debt obligations, collateralized loan obligations, and commercial mortgage-backed securities. In addition, the Company also provides pricing, valuation and consulting, in connection with the purchase and sale of asset-backed securities, mortgage-backed securities, collateralized debt obligations, collateralized loan obligations, and commercial mortgage backed securities.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

Note 2 - Significant accounting policies:

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be

Note 2 - Significant accounting policies (continued):

cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2010, the Company has no cash and cash equivalent balances in excess of Federally insured limits.

Revenue recognition:

The Company recognizes fee income as earned. Fee income is earned at the time the related services are provided and when the right to receive payment is assured, as defined by the terms and conditions of each client agreement.

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the taxable income or loss of the Company is reported by the Parent in its tax returns. However, New York City imposes an unincorporated business tax ("UBT") on partnerships operating in New York City; related deferred income taxes are not material.

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of the guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized benefits at December 31, 2009. All of the Company's U.S. Federal and state income tax returns are subject to income tax examination.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

GAAP:

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted (GAAP) in the United States of America. The Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

Note 2 - Significant accounting policies (continued):

In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 ("ASC 820") (Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy) and has determined that it bears no material effect on the financial statements as presented.

Note 3 - Related party transactions:

A significant amount of the Company's operating expenses for the year ended December 31, 2010 were paid by the Parent. The Company and the Parent have an expense sharing agreement as they utilize common services and facilities. The expense sharing agreement provides for the Company to reimburse the Parent for operating expenses relating to its broker-dealer activities. During the year ended December 31, 2010, the Company's share of expenses relating to the expense sharing agreement from the Parent for salary, rent and other office expenses totaled $47,634. Such expenses are included as management fees in the statement of operations.

The Parent and the Company agreed that a portion of the allocated costs would not have to be repaid: accordingly $88,660 was recorded as a capital contribution and included in such caption on the statement of changes in member's equity.

Note 4 – Due from broker:

In May 2010, the Company gave formal notice to its clearing broker that it was exercising the option in its clearing arrangement to terminate the contract and seek the refund of its $100,000 clearing deposit, less a $20,000 termination fee. In June 2010, the Company sent a demand letter again requesting the return of its deposit. The clearing broker has rejected the request for reimbursement claiming improper early termination of the clearing agreement. On February 24, 2011 the Company commenced an arbitration action before FINRA against the clearing broker. As a result of the above, the Company has set up a $20,000 reserve against their receivable from broker.

The company is not conducting business that requires the services of a clearing broker.

Note 5 - Net capital requirement:

The Company, as a member of FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would exceed 10:1. At December 31, 2010, the Company has regulatory net capital of $151,527, which was $51,527 in excess of its required minimum regulatory net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1.

Note 6 - Subsequent event:

The Company has evaluated subsequent events through March 8, 2011 which is the date the financial statements were available to be issued and no further information is required to be disclosed other than the comments made in Note 4 above.